UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 8)

Data Domain, Inc.

(Name of Subject Company)

Data Domain, Inc.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

23767P109

(CUSIP Number of Class of Securities)

Frank Slootman

President and Chief Executive Officer

Data Domain, Inc.

2421 Mission College Blvd.

Santa Clara, CA 95054

(408) 980-4800

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Gordon K. Davidson, Esq.

Dennis R. DeBroeck, Esq.

Robert A. Freedman, Esq.

R. Gregory Roussel, Esq.

Fenwick & West LLP

Silicon Valley Center

801 California Street

Mountain View, CA 94041

(650) 988-8500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 8 to the Schedule 14D-9 amends and supplements the Schedule 14D-9 by Data Domain, relating to the tender offer by the EMC Parties to purchase all outstanding shares of Common Stock at the Offer Price, upon the terms and subject to the conditions set forth in the Offer to Purchase, the related Letter of Transmittal, the Schedule TO and the Executed EMC Merger Agreement. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

ITEM 8.	Other Material Information.

Item 8 is hereby amended and supplemented by adding the following at the end of subsection (e):

The subsequent offering period expired at 12:00 midnight, New York City time, on Wednesday, July 22, 2009. Upon expiration of the EMC Offer, EMC accepted for payment in accordance with the terms of the EMC Offer all shares that were validly tendered prior to the expiration of the subsequent offering period and payment for such shares will be made promptly, in accordance with the terms of the EMC Offer. On July 23, 2009, EMC issued a press release announcing the expiration of the subsequent offering period and its intention to consummate the EMC Merger. BNY Mellon Shareowner Services, the depositary for the EMC Offer, has advised EMC and Envoy that, as of the expiration of the subsequent offering period, a total of approximately 59,268,746 shares of Common Stock were validly tendered to EMC in the initial and subsequent offering periods, representing approximately 90.3% of the outstanding shares of Common Stock. A copy of the press release issued by EMC is filed as Exhibit (a)(1)(I) hereto and is incorporated by reference herein. In addition to the shares tendered in the initial and subsequent offering periods, EMC beneficially owns 2,534,697 shares, representing approximately 3.9% of all outstanding shares of Common Stock, which were acquired through ordinary brokerage transactions at prevailing market prices prior to the commencement of the EMC Offer. Such previously-owned shares, together with the shares validly tendered to the EMC Parties and not withdrawn, represent approximately 94.2% of the outstanding shares of Common Stock.

EMC has announced that it expects the acquisition of Data Domain to be completed today through a merger of Envoy into Data Domain that will be implemented pursuant to the short-form merger procedure available under Delaware law.

ITEM 9.	Exhibits.

Item 9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(1)(I)	Press Release issued by EMC Corporation on July 23, 2009 (incorporated by reference to Exhibit (a)(1)(xxi) to Amendment No. 10 to the Schedule TO filed by EMC Corporation and Envoy Merger Corporation on July 23, 2009).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 23, 2009	DATA DOMAIN, INC.

	By:	/s/ Michael P. Scarpelli
	Name:	Michael P. Scarpelli
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(I)	Press Release issued by EMC Corporation on July 23, 2009 (incorporated by reference to Exhibit (a)(1)(xxi) to Amendment No. 10 to the Schedule TO filed by EMC Corporation and Envoy Merger Corporation on July 23, 2009).